Hylsamex
Mexico's Steel

RECEIVED 2004 AUG 30

File No. 82-4252

August 16, 2004

04036526

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex Obtains US$175 Million in Medium Term Bank Financing.	August 16, 2004

RECEIVED
2004 AUG 30 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hylsamex
Mexico's Steel

Hylsamex Obtains US$175 Million in Medium Term Bank Financing

Proceeds applied to refinance existing debt and fully repay Facility B bank debt, causing an overall debt reduction of US$31 million, releasing guarantees and eliminating restrictions at the holding company. Improved new financing results in a 10% decrease in Hylsamex's consolidated interest expense.

MONTERREY, MEXICO, August 16th, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" or "the Company") announced today that its subsidiary Galvak obtained US$175 million in medium-term bank financing. Net proceeds of this transaction were utilized by Galvak to refinance US$119 million of its own indebtedness, applying the remaining US$54 million and internal cash generation at the subsidiary to fully repay the US$86 million bank Facility B debt outstanding balance at the holding company Hylsamex S.A. de C.V.

The main terms of the US$175 million new bank financing at Galvak are: a five-year amortizing loan with one year grace period for principal payments and 48 equal monthly debt amortizations over the remaining four years. This transaction reduces Galvak's borrowing spread by 225 basis points. The lead arrangers for the new loan are Citibank and Bank of America. Finally, Galvak's debt maturity profile will be extended, providing the Company with additional flexibility to carry out its ongoing expansion plans.

Hylsamex has fully paid down all bank debt outstanding at the holding Company (Facility B), which totaled US$223 million as of June 30, 2004. This was the result of the prepayments of US$137 million coming from the net proceeds of the Series L equity issuance made on July 15, 2004 and the US$86 million implemented today.

Lastly, with the final prepayment of Facility B, Hylsamex's debt outstanding is now located entirely at the operating companies, Hylsa and Galvak, simplifying the capital structure and reducing financial risk. Netting the effects of new financing and repayments of existing debt, Hylsamex achieved today an overall debt reduction of US$31 million, reaching a total debt reduction

so far in 2004 of US$338 million. Furthermore, Hylsamex expects to continue generating free cash flow over the next quarters to pay down additional debt.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

Hylsamex Obtiene US$175 Millones en Financiamiento Bancario de Mediano Plazo

Los recursos fueron utilizados para refinanciar deuda existente y prepagar completamente la deuda bancaria "Facility B", logrando una reducción de deuda de US$31 millones, liberando garantías y eliminando restricciones en la Compañía tenedora. Mejores términos en el nuevo financiamiento ocasionan una disminución de 10% en los gastos financieros consolidados de Hylsamex.

MONTERREY, MEXICO, 16 de agosto de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria Galvak ha obtenido US$175 millones en financiamiento bancario de mediano plazo. Los recursos netos de la transacción fueron utilizados por Galvak para refinanciar US$119 millones de deuda existente, aplicando los restantes US$54 millones junto con reservas de efectivo de la subsidiaria para pagar totalmente el saldo insoluto de US$86 millones de la deuda bancaria denominada "Facility B" a nivel de la empresa tenedora Hylsamex S.A. de C.V.

Los términos principales del nuevo financiamiento bancario de Galvak por US$175 millones son: un préstamo de cinco años con un período de gracia de un año para pagos de principal y 48 amortizaciones mensuales de principal en los siguientes cuatro años. La transacción ha reducido en 225 puntos base la tasa de financiamiento de Galvak. Los líderes estructuradores del nuevo préstamo son Citibank y Bank of America. Finalmente, el perfil de amortizaciones de principal de Galvak ha sido extendido, otorgando flexibilidad adicional a la Compañía para llevar a cabo sus planes de crecimiento.

Hylsamex ha pagado la totalidad de su deuda bancaria en la Compañía tenedora (Facility B), que registraba un saldo de US$223 millones al 30 de junio de 2004. Esto fue resultado del prepago de US$137 millones proveniente de los recursos netos de la emisión de capital Serie L realizada el 15 de julio de 2004 y el prepago de US$86 millones implementado el día de hoy.

Finalmente, con el último prepago del Facility B, toda la deuda de Hylsamex ahora está contratada en las compañías operadoras, Hylsa y Galvak, simplificando así la estructura de capital y reduciendo el riesgo financiero.

Combinando los efectos del nuevo financiamiento y los prepagos de deuda existente, hoy Hylsamex logró una reducción de US$31 millones en su deuda, alcanzando una disminución de US$338 millones en su deuda total en lo que va de 2004. Adicionalmente, Hylsamex espera continuar generando flujo libre de efectivo en los siguientes trimestres para realizar prepagos de deuda adicionales.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 7791 bytes.

Fecha de recepcion: Aug 16 2004 9:56:43:003AM.

Folio de recepcion: 58717.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-08-16 09:56:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
16/8/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Hylsamex Obtiene US$175 Millones en Financiamiento Bancario de Mediano Plazo

Eventos Relevantes:
Hylsamex Obtiene US$175 Millones en Financiamiento Bancario de Mediano Plazo

Los recursos fueron utilizados para refinanciar deuda existente y prepagar completamente la deuda bancaria "Facility B", logrando una reducción de deuda de US$31 millones, liberando garantías y eliminando restricciones en la Compañía tenedora. Mejores términos en el nuevo financiamiento ocasionan una disminución de 10% en los gastos financieros consolidados de Hylsamex.

MONTERREY, MEXICO, 16 de agosto de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria Galvak ha obtenido US$175 millones en financiamiento bancario de mediano plazo. Los recursos netos de la transacción fueron utilizados por Galvak para refinanciar US$119 millones de deuda existente, aplicando los restantes US$54 millones junto con reservas de efectivo de la subsidiaria para pagar totalmente el saldo insoluto de US$86 millones de la deuda bancaria denominada "Facility B" a nivel de la empresa tenedora Hylsamex S.A. de C.V.

Los términos principales del nuevo financiamiento bancario de Galvak por US$175 millones son: un préstamo de cinco años con un período de gracia de un año para pagos de principal y 48 amortizaciones mensuales de principal en los siguientes cuatro años. La transacción ha reducido en 225 puntos base la tasa de financiamiento de Galvak. Los líderes estructuradores del nuevo préstamo son Citibank y Bank of America. Finalmente, el perfil de amortizaciones de principal de Galvak ha sido extendido, otorgando flexibilidad adicional a la Compañía para llevar a cabo sus planes de crecimiento.

Hylsamex ha pagado la totalidad de su deuda bancaria en la Compañía tenedora (Facility B), que registraba un saldo de US$223 millones al 30 de junio de 2004. Esto fue resultado del prepago de US$137 millones proveniente de los recursos netos de la emisión de capital Serie L realizada el 15 de julio de 2004 y el prepago de US$86 millones implementado el día de hoy.

Finalmente, con el último prepago del Facility B, toda la deuda de

Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del mercado bursátil.



Hylsamex ahora está contratada en las compañías operadoras, Hylsa y Galvak, simplificando así la estructura de capital y reduciendo el riesgo financiero. Combinando los efectos del nuevo financiamiento y los prepagos de deuda existente, hoy Hylsamex logró una reducción de US$31 millones en su deuda, alcanzando una disminución de US$338 millones en su deuda total en lo que va de 2004. Adicionalmente, Hylsamex espera continuar generando flujo libre de efectivo en los siguientes trimestres para realizar prepagos de deuda adicionales.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: